April 9, 2009

VIA CORRESPONDENCE FILING

Mr. Michael Kosoff (202) 551-6754 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Dreyfus Variable Investment Fund
- Growth and Income Portfolio (the “Fund”)
File No: 1933 Act File No. 33-13690
1940 Act File No. 811-5125
CIK: 813383

Dear Mr. Kosoff:

We are responding to the comments that you provided to us by telephone on March 30, 2009 with respect to Post-Effective Amendment No. 43 to the above-referenced Fund’s Registration Statement filed on Form N-1A on February 13, 2009 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).

I. Prospectus Comments:
1.	Should credit or interest rate be included as a main risk?

No. The fund invests principally in equity securities. Accordingly, credit risk is not a main risk associated with the fund.

2.	Include a brief description of what leveraging is under the Main Risk section.

A more complete description of leveraging is contained in the fund’s SAI. We believe that the current prospectus disclosure of the risks associated with leveraging is sufficient to meet the requirements of Form N-1A.

3.	Expenses associated with short selling should be reflected under “Other Expenses”.

There were no expenses incurred as a result of short sales during the past fiscal year.

4.	Please provide disclosures required by Items 7(b) and 7(c) of Form N-1A.

The disclosures required by Item 7(b) and 7(c) of Form N-1A are provided under
“Expenses” on page 6 of the prospectus.

5.	Confirm supplementary why the wire payment information is relevant to a shareholder rather than an insurance company.

Information pertaining to wire transfers has been removed because it is inapplicable to this fund.

6.	Please confirm that the second sentence in the third paragraph under “General Policies” is consistent with Rule 22c2.

The disclosure provided under General Policies is consistent with Rule 22c-2.

II. Statement of Additional Information (“SAI”) comments:

1.	a. Please confirm that the fund may enter into credit default swaps agreements as a buyer.

The fund may enter into credit default swap agreements as a buyer.

b. If the buyer enters into a credit default swap agreement and must be closed by a fiscal settlement, please note the risk that the instability of the market can threaten the ability of the fund to fulfill its obligation to deliver the underlying debt security to the credit default swap seller.

The fund will add the following sentence to the third paragraph on page B-25: The instability of the market can threaten the ability of the fund to fulfill its obligation to deliver the underlying debt security to the credit default swap seller.

2.	For the International Equity and Quality Bond Funds, please disclose the periods over which performance is measured.

Each fund will state that investment performance is measured over short-term (1-year)
and long term (2- and 3-year) periods.

3.	Please describe how portfolio managers are compensated through discretionary annual bonuses and whether such bonuses are based on fund performance and assets, and if by performance what is the time period.

The disclosure will be revised to clarify that annual bonuses are discretionary and may be based on a number of factors, including fund performance, the performance of other accounts and the overall performance of Fayez Sarofim & Co. over various time frames, including 1, 2 and 3 year periods.

4.	Please clarify who must sign confidentially agreements in connection with the receipt of fund holdings.

The disclosure will be revised to clarify that mutual fund evaluation services, due diligence departments of broker dealers and wirehouses that regularly analyze fund holdings before their public disclosure and broker dealers that receive the holdings before public disclosure must sign written confidentiality agreements before receiving fund holdings.

5.	Please describe the Fund’s proxy voting guidelines or incorporate the Guidelines into the SAI.

We believe that the description of the fund’s proxy voting policies is sufficient to meet the requirements of Item 17 to Form N-1A. The SAI describes in detail the policies and procedures that the fund uses to determine how to vote proxies, and describes the procedures used to address conflicts of interests. The fund is not required to describe in detail the way it will vote on specific issues. Shareholders interested in actual voting records may obtain those records through the Dreyfus.com website or by calling a toll-free number.

As you requested, the Fund acknowledges that:

(i)	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need further information pertaining to this matter, I may be reached at (212) 922-6795.

Sincerely,

/s/Michael A. Rosenberg
Michael A. Rosenberg,
Vice President and Secretary
Dreyfus Variable Investment Fund